ANNUAL MEETING OF SHAREHOLDERS



On December 10, 2012, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 - Election of Trustees:

Net assets voted "For" 	Judith M. Johnson $95,906,017
Net assets voted "Withhold" 		  $4,971,223
Net assets voted "For" 	Leroy Keith, Jr.  $95,747,502
Net assets voted "Withhold" 		  $5,129,738
Net assets voted "For" Donald C. Willeke  $95,780,755
Net assets voted "Withhold" 		  $5,096,485"